Exhibit II

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE EXTENSION OF THREE PERIOD CHARTERS AND NEW EMPLOYMENT FOR M/V ‘AKADIMOS’

ATHENS, GREECE — (GLOBENEWSWIRE) – 06/09/20 — Capital Product Partners L.P. (the “Partnership,” “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today announced that it has agreed to extend the three long-term time charters with Hapag-Lloyd by two additional years and secured short term employment for the MV ‘Akadimos’ (ex M/V ‘CMA CGM Amazon’).

The Partnership has agreed to extend with effect from June 1, 2020 the time charters currently in place for the vessels M/V ‘Athos’, the M/V ‘Aristomenis’ and the M/V ‘Athenian’ for two additional years. The vessels will earn a daily rate of $25,950 per day (from $27,000 per day previously earned), increasing to $26,950 per day (from $28,000 per day), for the M/V Aristomenis from October 2020, and from July 2021 onwards for the M/V Athos and the M/V Athenian. The time charters will expire at the earliest in April 2026 and include two one-year options at $31,450 and $32,450 gross per day, respectively.

Furthermore, the M/V ‘Akadimos’ secured short time charter employment with a liner operator for a period of about 80 days. The new charter is expected to commence in early July 2020 after the vessel passes its scheduled special survey.

As a result, the Partnership’s charter coverage for the remainder of 2020 and for 2021 has changed to 88% and 73%, respectively and the remaining charter duration to 5.0 years.

“Management commentary”

“Despite the adverse market conditions, we are pleased to have extended the period employment of three of our vessels at an attractive long-term day rate, thus, enhancing the Partnership’s cash flow visibility. In addition, and in view of our expectations for improved demand for container vessels as the global economy recovers from the Covid-19 economic shock, we have elected to employ the M/V ‘Akadimos’ on short term employment. While the charter rate is significantly lower compared to the vessel’s previous employment, the short duration of the charter will allow us to take advantage of a potential recovery in global trade and charter rates over the coming months.”

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 14 vessels, including thirteen Neo-Panamax container vessels and one capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com .

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

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